Mail Stop 4720

April 6, 2010

Mr. David A. Brown
Chief Executive Officer
Flagstone Reinsurance Holdings Limited
Crawford House
23 Church Street
Hamilton HM 11
BERMUDA

> **Re: Flagstone Reinsurance Holdings Limited**
> **Registration Statement on Form S-4**
> **Filed March 22, 2010**
> **File Number 333-165614**

Dear Mr. Brown:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Material Tax Considerations Relating to the Redomestication, page 41
U.S. Federal Income Tax Considerations, page 41

1. Your discussion must identify counsel and clearly state that the discussion in the prospectus as to each identified tax item is counsel's opinion. Please revise accordingly.

2. Please revise the discussion to clearly state a firm conclusion regarding the expected tax treatment for each material tax consideration.

3. We note the following statements in your disclosure of material tax consequences:

   - "The Redomestication *should qualify* as a Code Section 368(a)(1)(F) reorganization…. " (page 42);

   - "The Company *should not* be subject to U.S. federal income tax as a result …" (page 43); and

   - "…a U.S. holder who holds Flagstone (Bermuda) shares at the Effective Time *should not* recognize any gain or loss…" (page 43)

     (emphasis added)

   If doubt exists because of a lack of authority directly addressing the tax consequences or conflicting authority, counsel may use the words "should" or "while not free from doubt" to make it clear that its opinion is subject to a degree of uncertainty. However, in such cases, you must provide disclosure explaining why counsel cannot give a "will" opinion, describe the degree of uncertainty in the opinion and set forth the risks to investors in a risk factor and/or other appropriate disclosure.

4. We note your statement on page 42 that the discussion assumes that company is treated as a foreign person for U.S. federal tax purposes and will be so treated as of and after the Effective Time. It is not appropriate to assume the tax consequence at issue or any legal conclusion underlying the issue. Please revise to eliminate the assumption. Counsel should opine that the company should be treated as a foreign person for U.S. federal tax purposes.

Exhibit 8.1 – Baker & McKenzie LLP Tax Opinion

5. Item 601(b)(8) of Regulation S-K requires an opinion of counsel as to tax matters for registered offerings where the tax consequences are material to an investor and a representation as to tax consequences is set forth in the filing. The tax opinion must address and express a firm conclusion for each material

David A. Brown
Flagstone Reinsurance Holdings Limited
April 6, 2010
3

federal income tax consequence. Please revise accordingly. Alternatively, if you intend to use a short form opinion, please revise the tax opinion to affirmatively state that the legal conclusions contained in the material federal income tax consequences section of the prospectus constitute counsel's opinion rather than stating that the discussion is "accurate, complete and fair in all material respects with regard to the matters described therein." The revised opinion will need to be executed and delivered to the company prior to effectiveness and filed as an exhibit to the S-4. Consent to the filing of the exhibit and to the use of counsel's name regarding the disclosure and the opinion in the prospectus should also be filed as an exhibit.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

David A. Brown
Flagstone Reinsurance Holdings Limited
April 6, 2010
4

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Nandini Acharya at (202) 551-3495 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Ronald Cami, Esq.
        Cravath, Swaine & Moore LLP
        Worldwide Plaza
        825 Eight Avenue
        New York, NY 10019